The Chubb Corporation

15 Mountain View Road

Warren, NJ 07059

August 8, 2014

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Blye:

Reference is hereby made to your letter dated August 7, 2014 to John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the fiscal year ended December 31, 2013. Chubb will respond to the comments set forth in your letter as promptly as practicable and, in any event, expect to be in a position to provide a response no later than September 5, 2014.

Please feel free to contact me at 908-903-3500 or Brandon M. Peene, Assistant Counsel, at 908-903-3059 if you have any questions.

Very truly yours,

/s/ Maureen A. Brundage

Maureen A. Brundage

Executive Vice President, General Counsel

    & Secretary

cc: Daniel Leslie, Staff Attorney